Filed Pursuant To Rule 433

Registration No. 333-209926

August 8, 2016

Gold's Relationship With the Dollar

Don't Count Gold Out With a Strong Dollar

The dollar and gold often move in opposite directions, but not symmetrically, in part because there are other factors that drive the gold price. We believe that gold is an effective portfolio diversifier, and that investors shouldn't necessarily sell their gold allocations when the dollar is rising.

Exploring The Gold-Dollar Asymmetry

Ever since President Richard Nixon ended the dollar's peg to gold in 1971, the prices of both have tended to moved opposite to one another. In other words, a weakening dollar has historically pushed the gold price up and vice versa (Figure 1). However, this relationship has been asymmetrical. The price of gold has historically risen about three times as much during periods when the dollar weakens as it has fallen during strong-dollar ones (Figure 2).

There are various reasons why the asymmetry between gold and the dollar exists. We believe that two of those reasons stand out. First, gold is one of the multiple currencies that exist in the monetary system, as its use by central banks in their foreign reserves makes clear. So, the link between gold and the dollar should not be seen in isolation, but in relationship to other currencies as well. Second, while important, the dollar is just one of the many drivers that influences gold, and that complexity can alter the negative correlation between the two.

Figure 2: Gold Performance In Strong & Weak Dollar Regimes January 1972–June 2016



%
30
20
10
0
-10
19.4
8.0
-6.5
Falling US $
Flat US $
Rising US $

Source: World Gold Council, Bloomberg Finance L.P.

Past performance is not a guarantee of future results.

Figure 1: Dollar Zigs, But Gold Doesn't Always Zag



Price of Gold ($/Troy Ounce)
Dollar Index Value
2500
2000
1500
1000
500
0
190
170
150
130
110
90
70
1970
1979
1988
1997
2006
2015
Dollar Index Value
LBMA Gold Price
1970s Stagflation
Volker Fed Raises Rates
Plaza Accord
Clinton-Era Economic Expansion
Nasdaq High March 10
September 11 Terrorist Attacks
Emerging Markets Golden Era Begins
Lehman Brothers Bankruptcy
S&P Downgrade of US Sovereign Debt
Gold Cycle High September 6
Commodity Super-Rally Ending
Fed "Tapers" QE

Source: Bloomberg Finance L.P. 12/31/1970–12/31/2015.
The US Dollar Index (DXY) Index measures the performance of the US Dollar against a basket of currencies: EUR, JPY, GBP, CAD, CHF and SEK.
Gold price is based on LBMA Gold Price, which is determined twice each business day (10:30 a.m. and 3:00 p.m. London time) by participants in a physically settled, electronic and tradable auction.

Past performance is not a guarantee of future results.

STATE STREET GLOBAL ADVISORS.
SPDR

WORLD GOLD COUNCIL

Gold's Relationship With the Dollar Don't Count Gold Out With a Strong Dollar

In periods of uncertainty, the dollar typically benefits from flight-to-quality flows. But so does gold. At such times, both the price of gold and the dollar can go up. Investors have seen this in recent years, including during the 2008–2009 financial crisis, the 2010–2011 European sovereign debt crisis or, more recently, in the aftermath of the UK referendum to leave the European Union.

In contrast, weak-dollar periods typically coincide with other factors that are supportive of gold. For example, falling interest rates, growth in emerging markets, or higher inflation expectations.

In sum, it may thus be intuitive to see why the asymmetric relationship between gold and the dollar works in gold's favor.

Gold's Potential Diversifying Benefits Outweigh Potential Headwinds A Strong Dollar Brings

This asymmetric historical relationship helps illustrate our belief that given gold's overall value as a portfolio diversifier, investors should not reflexively unload gold holdings at times when the dollar is strengthening.[1]

One key point is that gold's correlation to other assets has historically remained low no matter whether the dollar is weak or strong, as the following table shows. Adding gold may potentially boost a portfolio's diversification, tamping down volatility. Broader diversification, in turn, may lower volatility and potentially improve risk-adjusted returns.[2] It is worth noting, of course, that diversification alone does not ensure a profit or guarantee against loss.

Average Annualized Statistics of Gold Performance
From January 1972 through June 2016

		Conditional Analysis		
	Full Period	Failing US$	Flat US$	Rising US$
Correlation to Treasuries	0.03	-0.03	0.07	0.09
Correlation to Equities	0.00	-0.16	0.04	0.13
Correlation to Commodities	0.28	0.27	0.16	0.31

Reference notes at the end of this article.

Source: Bloomberg Finance L.P., World Gold Council.

Data from January 1972 – June 2016.

The correlation coefficient measures the strength and direction of a linear relationship between two variables. It measures the degree to which the deviations of one variable from its mean are related to those of a different variable from its respective mean. Past performance is not a guarantee of future results.

Long-Term, the Dollar's Influence Over Gold is Likely to Diminish

Over the longer term, as the financial system moves into a multi-currency world, the dollar may not be the only sought-after asset, potentially reducing its influence as a reserve currency. For example, in recent years there has been a wider push by Chinese authorities to make China's currency, the yuan, more accepted internationally.


G
$
£
€
¥

Source: World Gold Council, Gold Investor, Volume 8, March 2015.

Other Factors Influence the Price of Gold

While the dollar is an important driver, there are, in all, seven factors that interact with one another, jointly influencing the gold market and the price of gold. The influence of each of these factors is not static, and responds to changes in the gold market, including structural shifts that may occur, such as the increasing relevance of Asian markets or the advent of gold-backed ETFs, to name a few.


Consumer Spending and Income Growth
Interest Rates
Momentum
Inflation/Deflation
Currencies
Supply Side Factors
Systemic and Tail Risks

Source: World Gold Council, Gold Investor, Volume 8, March 2015.

State Street Global Advisors

2

Gold’s Relationship With the Dollar Don’t Count Gold Out With a Strong Dollar …Gold Remains A Strategic Long-Term Asset Looking at the big picture, the dollar matters, but it does not define gold’s relevance for investors. In fact, the dollar strength that has prevailed for much of the past few years actually highlights gold’s potential function as a diversification and risk-management portfolio asset. These can be increasingly important roles, particularly as both stocks and bonds may deliver lower-than-average returns in the coming years. 1 Over the past 25 years, the correlation of gold to stocks, bonds and other commodities was -0.01, 0.19, and 0.44, respectively. Source: SSGA, Bloomberg Finance L.P., as of 12/31/2015. Computed using monthly return data from Dec 1990 to Dec 2015. It measures the degree to which the deviations of one variable from its mean are related to those of a different variable from its respective mean. Index returns are unmanaged and do not reflect the deduction of any fees or expenses. Stocks represented by S&P 500 Index; Bonds represented by Barclays US Aggregate Index; Commodities represented by Bloomberg Commodity Index. Index returns reflect all items of income, gain and loss and the reinvestment of dividends and other income. 2 Ibid. ssga.com | spdrs.com For public use. Important Risk Information ETFs trade like stocks, are subject to investment risk, fluctuate in market value and may trade at prices above or below the ETFs’ net asset value. Brokerage commissions and ETF expenses will reduce returns. While the shares of ETFs are tradable on secondary markets, they may not readily trade in all market conditions and may trade at significant discounts in periods of market stress. Diversification does not ensure a profit or guarantee against loss. Commodities and commodity-index linked securities may be affected by changes in overall market movements, changes in interest rates, and other factors such as weather, disease, embargoes, or political and regulatory developments, as well as trading activity of speculators and arbitrageurs in the underlying commodities. The information provided does not constitute investment advice and it should not be relied on as such. It should not be considered a solicitation to buy or an offer to sell a security. It does not take into account any investor’s particular investment objectives, strategies, tax status or investment horizon. You should consult your tax and financial advisor. All material has been obtained from sources believed to be reliable. There is no representation or warranty as to the accuracy of the information and State Street shall have no liability for decisions based on such information. Investing in commodities entail significant risk and is not appropriate for all investors. Important Information Relating to SPDR Gold Trust: The SPDR Gold Shares Trust (“GLD®”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GLD has filed with the SEC for more complete information about GLD and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting spdrgoldshares. com. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus if you request it by calling 1-866-320-4053. Definitions Barclays U.S. Aggregate Bond Index A benchmark that provides a measure of the performance of the U.S. dollar denominated investment grade bond market, which includes investment grade government bonds, investment grade corporate bonds, mortgage pass through securities, commercial mortgage backed securities and asset backed securities that are publicly for sale in the US. Bloomberg Commodity Index A broadly diversified commodity price index distributed by Bloomberg Indexes that tracks 22 commodity futures and seven sectors. No one commodity can compose less than 2 percent or more than 15 percent of the index and no sector can represent more than 33 percent of the index. S&P 500 Index A popular benchmark for U.S. large-cap equities that includes 500 companies from leading industries and captures about 80% of available market capitalization. Stagflation An economic condition prevailing in the 1970s characterized by slow growth and relatively high unemployment as well as inflation leading to an overall decline in gross domestic product. GLD is not an investment company registered under the Investment Company Act of 1940 (the “1940 Act”) and is not subject to regulation under the Commodity Exchange Act of 1936 (the “CEA”). As a result, shareholders of the Trust do not have the protections associated with ownership of shares in an investment company registered under the 1940 Act or the protections afforded by the CEA. Investing involves risk, and you could lose money on an investment in GLD. Please see the GLD prospectus for a detailed discussion of the risks of investing in GLD shares. The GLD prospectus is available by clicking here. GLD shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of GLD shares relates directly to the value of the gold held by GLD (less its expenses), and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. GLD does not generate any income, and as GLD regularly sells gold to pay for its ongoing expenses, the amount of gold represented by each Share will decline over time. The World Gold Council name and logo are a registered trademark and used with the permission of the World Gold Council pursuant to a license agreement. The World Gold Council is not responsible for the content of, and is not liable for the use of or reliance on, this material. Standard & Poor’s®, S&P® and SPDR® are registered trademarks of Standard & Poor’s Financial Services LLC (S&P); Dow Jones is a registered trademark of Dow Jones Trademark Holdings LLC (Dow Jones); and these trademarks have been licensed for use by S&P Dow Jones Indices LLC (SPDJI) and sublicensed for certain purposes by State Street Corporation. State Street Corporation’s financial products are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, their respective affiliates and third party licensors and none of such parties make any representation regarding the advisability of investing in such product(s) nor do they have any liability in relation thereto, including for any errors, omissions, or interruptions of any index.Further limitations that could affect investors rights may be found in GLD’s prospectus. For more information: State Street Global Markets, LLC (Marketing Agent), One Lincoln Street, Boston, MA, 02111. T: 866 320 4053. spdrgoldshares.com. Not FDIC Insured • No Bank Guarantee • May Lose Value State Street Global Advisors © 2016 State Street Corporation. All Rights Reserved. ID7266-IBG-20552 0716 Exp. Date: 10/31/2016

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.